Exhibit 99.2

ProQR Therapeutics N.V. Press Release February 28, 2018

ProQR Announces Results for the Fourth Quarter and Full Year 2017 and Provides Business Update

Key updates

•	Runway into the second half of 2019: cash of €48.0 million at year-end expected to fund operations through anticipated clinical data readouts in three different programs.

•	First patient dosed in the Phase 1/2 safety & efficacy trial for QR-110 in children and adults with Leber’s congenital amaurosis 10 (LCA 10). Six-month treatment data is expected in 2018 and 12-month treatment data in 2019. QR-110 was granted FDA Fast Track designation and positive pre-clinical data were presented at the ARVO 2017 meeting. QR-110 has orphan drug designation (ODD) in the U.S. and Europe.

•	Partnership with Foundation Fighting Blindness (FFB) where ProQR will receive up to $7.5 million in funding for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13. QR-421a expected to advance towards the clinic in 2018 with clinical data anticipated in 2019. QR-421a was granted ODD in the U.S. and Europe.

•	Completed IND-enabling studies for QR-313 for dystrophic epidermolysis bullosa (DEB), targeting mutations in exon 73, and presented positive pre-clinical data at two European scientific conferences. WINGS, a Phase 1/2 safety and efficacy clinical study of QR-313, is planned to commence in 2018, with interim data also expected in 2018 and full data in 2019. QR-313 was granted ODD in the U.S. and Europe.

•	Axiomer® RNA-editing technology was introduced at the Company’s second annual Research & Development Investor Day and in vivo proof of concept data were presented at two scientific conferences.

•	ProQR and Galapagos N.V. entered into a research collaboration to apply Axiomer® to fibrosis targets selected by Galapagos.

•	Positive results from the Phase 1b safety and tolerability clinical trial of eluforsen, formerly known as QR-010, in cystic fibrosis (CF) patients with F508del mutation were presented at the North American CF conference. A Phase 2 study is currently being designed and planned to start in 2018 subject to a potential partnership. Eluforsen has FDA Fast Track designation and ODD in the U.S. and Europe.

•	Amylon Therapeutics was spun out as a privately-held company focused on central nervous system therapies. ProQR retains majority ownership and is eligible to receive milestones and royalties.

•	David M. Rodman, MD joined the Company as Chief Development Strategy Officer and recently was promoted to Executive Vice President of Research & Development,

•	Appointed several thought leaders to Scientific Advisory Board (Drs. Phil Zamore, Cy Stein, Scott Armstrong and Thaddeus (Ted) Dryja).

LEIDEN, the Netherlands, February 28, 2018 — ProQR Therapeutics N.V. (Nasdaq: PRQR), today announced results for the fourth quarter and full year 2017 and provided a business update.

“In the past year we made solid progress on our mission to create meaningful medicines for patients in need. I am proud of the milestones our team has achieved on all fronts—advancing our pipeline of ophthalmology programs, with QR-110 now in the clinic, positive proof-of-concept for eluforsen for CF, getting QR-313 ready for clinical trials and validating our novel RNA-editing technology, Axiomer®,” said Daniel A. de Boer, CEO of

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

ProQR. “We are also excited to be working with several new strategic partners: Galapagos in applying our Axiomer® technology to novel fibrosis targets, Foundation Fighting Blindness to advance our QR-421a candidate for Usher syndrome 2A patients, and the team at Amylon, which we spun out as a privately-owned company that is focused on therapies for CNS. The readouts expected in three separate clinical trials for therapies that have the potential to make a meaningful difference for patients are important and exciting next milestones, as well as advancing the Axiomer® technology further towards development and forging new partnerships.”

Corporate highlights of 2017 and Business Update

QR-110 for LCA 10

•	In April, ProQR’s QR-110 for Leber’s congenital amaurosis 10 (LCA 10) caused by the p.Cys998X mutation in CEP290 received IND clearance by the FDA to start a Phase 1/2 trial in both adult and pediatric LCA 10 patients. In May, the Company received Fast Track designation from the FDA and presented positive pre-clinical proof of concept data at the ARVO 2017 meeting.

•	In November, the first patient was dosed in the Phase 1/2 open-label trial (PQ-110-001) to assess the safety, tolerability, pharmacokinetics and efficacy of QR-110 in patients with LCA 10, the most common cause of blindness due to genetic disease in children. The trial will enroll six children (≥ 6 years) and six adults (≥ 18 years) who have LCA 10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. During the trial, patients will receive four intravitreal injections of QR-110 into one eye; once every three months. The trial is being conducted in three centers with significant expertise in genetic retinal disease in the U.S. and Europe. The objectives of the trial include safety, tolerability, pharmacokinetics and efficacy as measured by restoration or improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity, full field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR), mobility course and fixation stability. Changes in quality of life in the trial subjects will also be evaluated. The Company expects to obtain six-month treatment data in 2018 and 12-month data in 2019.

QR-421a and QR-411 for Usher syndrome 2A

•	In May, the Company presented positive pre-clinical data for QR-421a and QR-411 at the ARVO conference. QR-421a is being developed for the ophthalmic manifestations of Usher syndrome 2A due to exon 13 mutations in USH2A and QR-411 is targeting the ophthalmic manifestations of Usher syndrome 2A due to the PE40 mutation in USH2A. Both candidates are in pre-clinical development; QR-421a advancing to the clinic at the end of 2018. Both QR-421a and QR-411 have received ODD from the FDA and EMA. QR-411 and QR-421a are part of the Company’s growing ophthalmology pipeline, which also includes lead candidate, QR-110 for LCA 10 currently in clinical trials, and two additional discovery programs: QRX-1011 for Stargardt’s disease, and QRX-504 for Fuchs endothelial corneal dystrophy.

QR-313 for DEB

•	QR-313 for dystrophic epidermolysis bullosa received ODD from the FDA in September and ODD from the EMA in November. QR-313 is a first-in-class RNA-based oligonucleotide designed to target the underlying cause of DEB due to mutations in exon 73 of the COL7A1 gene. DEB is a rare genetic disease that can lead to severe blistering of the skin resulting in high treatment burden and poor quality of life for patients with DEB.

•	In September, positive QR-313 pre-clinical data were presented at the EB2017 Research Conference and ESDR meeting.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

•	IND-enabling studies have been completed and a first in human study of QR-313 in DEB exon 73 patients is expected to commence in 2018. The Phase 1/2 safety and efficacy study is referred to as WINGS (A First in Human, Double-Blind, Randomized, Intra-Subject Placebo-Controlled, Multiple Dose Study of QR-313 Evaluating Safety, Proof of Mechanism, Preliminary Efficacy and Systemic Exposure in Subjects With Recessive Dystrophic Epidermolysis Bullosa (RDEB) due to Mutation(s) in Exon 73 of the COL7A1 Gene). The WINGS study will be conducted in two cohorts: the first cohort will recruit eight RDEB patients with an exon 73 mutation, and a second cohort of DEB patients will be open for enrollment after an interim analysis of the first cohort. The study will evaluate safety, tolerability and pharmacokinetics of QR-313. Interim data from the first trial is expected in 2018, and full results in 2019.

Eluforsen (formerly QR-010) for CF

•	In April, ProQR was granted two key patents protecting eluforsen in the U.S. and EU which provides the Company with exclusive rights for eluforsen for the treatment of CF until at least 2033. U.S patent no. 9,605,255 is directed to methods of targeting RNA for the most common mutation in CF, called F508del, using oligonucleotides to restore the function of the CFTR protein. In 2016, ProQR was also granted the equivalent European patent (EP 2 852 668 B1). Apart from these ProQR-owned patents, the Company has an exclusive license to U.S. patent no. 9,617,535 from Massachusetts General Hospital covering eluforsen.

•	The Company presented two abstracts at the European Cystic Fibrosis Conference held in June. Steve Rowe, MD, professor of Pulmonary, Allergy and Critical Care Medicine at University of Alabama and Director of the Gregory Fleming James Cystic Fibrosis Research Center, and Director of the CFF Therapeutics Development Network gave an oral presentation on the final results of study PQ-010-002, a nasal potential difference proof-of-concept study (title “QR-010, an investigational RNA therapeutic, improves CFTR activity in cystic fibrosis subjects homozygous for the F508del mutation”). A poster was also presented on preliminary data from the single ascending dose cohorts of study PQ-010-001, the Company’s Phase 1b safety and tolerability trial (title “QR-010 via inhalation is safe, well-tolerated, and achieves systemic concentrations in a single ascending dose study in subjects with cystic fibrosis homozygous for the F508del CFTR mutation”).

•	In September, the Company announced positive preliminary top-line results from the multiple-dose cohorts of the Phase 1b randomized, double-blind, placebo-controlled, dose escalation study (Study PQ-010-001) to evaluate the safety, tolerability, pharmacokinetics and exploratory efficacy of eluforsen in adults with CF homozygous for the F508del mutation. A total of 4 dose levels were studied: 6.25, 12.5, 25 and 50 mg of eluforsen administered via inhalation using the PARI eFlow® nebulizer. Patients eligible to participate were males and females of 18 years and over with a ppFEV1 of ≥70% at time of inclusion, homozygous for the F508del mutation, and not taking CFTR modulator drugs. The study was designed to enroll 8 cohorts of 8 subjects each (6 subjects receiving eluforsen, 2 subjects receiving placebo). In cohorts 1-4, a single dose of eluforsen was administered, and in cohorts 5-8, twelve doses of eluforsen were administered over a 4-week period. In this study, eluforsen was safe and well-tolerated across all dose levels and we believe that eluforsen may have therapeutic benefit for CF patients. Most patients in the trial reported a significant reduction of their CF symptoms after receiving eluforsen (as measured by the validated questionnaire Cystic Fibrosis Questionnaire-Revised Respiratory Symptom Score, or CFQ-R RSS) compared to placebo. A supportive trend was observed in the improvement of lung function (as measured by percent predicted forced expiratory volume in 1 second, or ppFEV1) compared to placebo. Subjects that received placebo did not report this reduction in CF symptoms or improvement in lung function. As expected, no changes were observed in sweat chloride and weight gain.

•

In November, J. Stuart Elborn, Clinical Chair in Respiratory Medicine at Imperial College, Consultant at Royal Brompton Hospital, and immediate past-president of the European Cystic Fibrosis Society, presented data from the Phase 1b trial of eluforsen at the North American Cystic Fibrosis Conference

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

(NACFC). During the conference, the Company also held an investor and analyst event to discuss the Phase 1b data, new opportunities to target other CFTR mutations in the CFTR gene that can potentially be treated using its RNA technologies and potential design of future studies of eluforsen.

•	ProQR is currently designing a 12-week Phase 2 safety and efficacy study of eluforsen in CF subjects with the F508del mutation. The trial is expected to be conducted at clinical centers in North America, EU and other countries. The Company plans to initiate the trial in 2018 subject to a partnership.

Spin-out of Amylon Therapeutics

•	In September, ProQR spun out Amylon Therapeutics as a privately-held company to a group of private and institutional investors. Amylon is developing therapeutics for central nervous system disorders, with an initial focus on a RNA-based treatment for a rare genetic disease that leads to strokes at mid-adulthood, called Hereditary Cerebral Hemorrhage with Amyloidosis of the Dutch type (HCHWA-D). ProQR maintains a majority ownership in Amylon and is entitled to future milestones and royalties.

Axiomer® RNA editing technology platform

•	In June, ProQR introduced its next-generation Axiomer® RNA technology platform during the Company’s second annual R&D Investor Day held in NYC. Axiomer®’s editing oligonucleotides, or EONs, are designed to recruit endogenous Adenosine Deaminases Acting on RNA, or ADAR, enzymes to make single nucelotide changes in the RNA in a highly specific and targeted manner at the desired location.

•	In September, in vivo proof of concept data for the Company’s proprietary Axiomer® RNA technology were presented at the Oligonucleotide Therapeutics Society meeting in Bordeaux, France and at a Drug Information Association industry event. The data demonstrated that in an in vivo research model of Hurler syndrome, treatment with the Axiomer® EONs resulted in editing of RNA and partial restoration of the enzymatic activity that is missing in this syndrome. Additionally, the increase in enzymatic activity correlated well with reduced levels of the enzyme’s substrate, the accumulation of which results in the characteristics of the syndrome.

Other corporate updates

•	In March, David M. Rodman, MD joined ProQR to serve as Chief Development Strategy Officer and was recently promoted to Executive Vice President of Research & Development. Dr. Rodman has extensive experience in rare disease drug development, translational medicine and RNA therapeutics, having previously served in leadership roles with Novartis Institute for Biomedical Research (NIBR), Vertex Pharmaceuticals, miRagen Therapeutics and Nivalis Therapeutics.

•	In June, ProQR strengthened its cash balance by completing a $6.0 million registered direct offering with high quality institutional investors. In November, the Company received gross process of approximately $20 million in public and registered direct offerings. Investors included several new and existing shareholders, along with significant participation from the Management team and Supervisory Board in the underwritten public offering. Current cash is expected to fund operations into second half of 2019 and through the anticipated data readouts in three different clinical programs.

•	In August, Drs. Phil Zamore, Cy Stein and Scott Armstrong were appointed to the Scientific Advisory Board (SAB), and in October and Dr. Thaddeus (Ted) Dryja was appointed to the SAB. The new members joined SAB members Drs. Art Levin and Annemieke Aartsma-Rus. The SAB, chaired by Gerard Platenburg, Chief Innovation Officer of ProQR, will play a key strategic role as the Company develops its pipeline of RNA therapeutics and novel proprietary technology platforms for severe genetic rare diseases.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Subsequent events

•	In January 2018, ProQR announced a research collaboration with Galapagos, where the Company’s Axiomer® technology will be applied to certain fibrosis targets identified by Galapagos. The Axiomer® platform may be applicable to more than 20,000 disease-causing mutations. The Company plans to develop its Axiomer® platform in select therapeutic areas and continue to validate and create value for this novel technology through licensing, partnering and other strategic relationships.

•	In February 2018, the Company entered into a partnership with Foundation Fighting Blindness in which ProQR will receive up to $7.5 million in funding from FFB for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13. Pre-clinical development of QR-421a has begun and the Company plans to advance QR-421a towards the clinic in 2018 with data anticipated in 2019.

Financial highlights

At December 31, 2017, ProQR held cash and cash equivalents of €48.1 million, compared to €59.2 million at December 31, 2016. The decrease in cash was driven by operating expenses, partially offset by the receipt of cash generated from financing activities. Net cash used in operating activities during the three month period and full year ended December 31, 2017 was €8.7 million and €35.0 million respectively, compared to €7.3 million and €34.2 million for the same period last year.

Research and development costs increased to €8.3 million for the quarter ended December 31, 2017 from €8.1 million for the same period in 2016. Research and development costs for the year ended December 31, 2017 were €31.2 million, compared to €31.9 million for the same period in 2016.

General and administrative costs increased to €2.9 million for the quarter ended December 31, 2017 from €2.3 million for the same period in 2016. General and administrative costs for the year ended December 31, 2017 were €10.8 million, compared to €9.5 million for the same period in 2016.

Net result for the three month period ended December 31, 2017 was a €11.3 million loss or €0.39 per share, compared to a €8.8 million loss or €0.38 per share for the same period in 2016. Net loss for the year ended December 31, 207 was €43.7 million or €1.72 per share, compared to €39.1 million, or €1.67 per share for the same period ended December 31, 2016. For further financial information for the period ending December 31, 2017, please refer to the financial statements appearing at the end of this release.

2017 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive loss for the years and the three month periods ended December 31, 2017 and 2016, the related consolidated statement of changes in equity for the years ended December 31, 2017 and 2016 and the consolidated statements of cash flows for years and three months periods ended December 31, 2017 and 2016 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2017 Annual Report on Form 20-F, Statutory Annual Report, and Compensation Report later in Q1 2018. The reports will be published on our website at www.proqr.com.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation by the FDA.

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils. QR-313 has been granted orphan drug designation in the United States and the European Union.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Usher syndrome 2A due to mutations in exon 13 of the USH2A gene. Mutations in this exon can cause loss of functional usherin protein that causes the disease. QR-421a is designed to repair the genetic defect in the RNA in the eye, such that it leads to the expression of a shortened but functional protein, thereby modifying the underlying disease. QR-421a has received orphan drug designation in the United States and the European Union.

About QR-411

QR-411 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Usher syndrome due to the c.7595-2144A>G mutation in the USH2A gene. The mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional or absence of USH2A protein. QR-411 is designed to restore wild-type USH2A mRNA leading to the production of wild-type USH2A protein by binding the mutated pre-mRNA causing normal splicing of the pre-mRNA. QR-411 has been granted orphan drug designation in the United States and the European Union.

About Eluforsen

Eluforsen, formerly known as QR-010, is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The technology was exclusively licensed from Massachusetts General Hospital. The F508del mutation results in the production of a misfolded CFTR protein that does not function normally. Eluforsen is a single agent designed to bind to the defective CFTR mRNA and to restore CFTR function. Eluforsen is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes eluforsen into a mist inhaled directly into the lungs. Eluforsen has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The eluforsen project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

About Axiomer® Technology Platform

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer® EONS mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® “Editing Oligo Nucleotides”, or EONs, recruit an endogenously expressed RNA editing system called ADAR, which it can direct to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding eluforsen (formerly known as QR-010), QR-110, QR-411, QR-421a, QR-313 and the clinical development and the therapeutic potential thereof, including our ongoing clinical trials of these product candidates, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our innovation pipeline and the potential of our Axiomer® technology, statements about Amylon and our collaborations with FFB and Galapagos, statements regarding release of clinical data, and statements regarding our financial resources and cash runway. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Contact:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2017	December 31, 2016
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	48,099	59,200
Prepayments and other receivables	2,064	2,420
Social securities and other taxes	396	395

Total current assets	50,559	62,015

Property, plant and equipment	2,505	3,438
Intangible assets	39	90

Total assets	53,103	65,543

Equity and liabilities
Equity
Equity attributable to owners of the Company	39,363	53,136
Non-controlling interests	(38)	—

Total equity	39,325	53,136

Current liabilities
Borrowings	1,960	—
Trade payables	546	328
Social securities and other taxes	1,019	312
Pension premiums	—	13
Deferred income	347	—
Other current liabilities	4,622	6,057

Total current liabilities	8,494	6,710

Borrowings	5,284	5,697
Total liabilities	13,778	12,407

Total equity and liabilities	53,103	65,543

The notes are an integral part of these condensed consolidated financial statements.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	€1,000	€1,000	€1,000	€1,000
Other income	511	103	1,495	1,828
Research and development costs	(8,345)	(8,100)	(31,153)	(31,923)
General and administrative costs	(2,891)	(2,260)	(10,840)	(9,478)

Total operating costs	(11,236)	(10,360)	(41,993)	(41,401)

Operating result	(10,725)	(10,257)	(40,498)	(39,573)
Finance income and expense	(586)	1,438	(3,175)	470
Result before corporate income taxes	(11,311)	(8,819)	(43,673)	(39,103)
Income taxes	—	—	(2)	—
Result for the period	(11,311)	(8,819)	(43,675)	(39,103)
Other comprehensive income	37	(16)	151	(16)
Total comprehensive income (attributable to owners of the Company)	(11,274)	(8,835)	(43,524)	(39,119)

Result attributable to
Owners of the Company	(11,283)	(8,819)	(43,637)	(39,103)
Non-controlling interests	(28)	—	(38)	—
	(11,311)	(8,819)	(43,675)	(39,103)
Share information
Weighted average number of shares outstanding[1]	28,695,362	23,346,856	25,374,807	23,346,507
Earnings per share attributable to owners of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.39)	(0.38)	(1.72)	(1.67)
Diluted loss per share[1]	(0.39)	(0.38)	(1.72)	(1.67)

The notes are an integral part of these condensed consolidated financial statements.

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS | ZERNIKEDREEF 9 | 2333 CK LEIDEN | THE NETHERLANDS | +31 88 166 7000 | WWW.PROQR.COM

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non-controlling interests	Total Equity

		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799	—	89,799
Result for the period	—	—	—	—	—	(39,103)	(39,103)	—	(39,103)
Other comprehensive income	—	—	—	—	(16)	—	(16)	—	(16)
Recognition of share-based payments	—	—	—	2,454	—	—	2,454	—	2,454
Share options exercised	891	0	2	—	—	—	2	—	2

Balance at December 31, 2016	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136

Result for the period	—	—	—	—	—	(43,637)	(43,637)	(38)	(43,675)
Other comprehensive income	—	—	—	—	151	—	151	—	151
Recognition of share-based payments	—	—	—	4,024	—	—	4,024	—	4,024
Issue of ordinary shares	8,573,975	343	25,342	—	—	—	25,685	—	25,685
Issue of treasury shares	4,503,149	180	(180)	—	—	—	0	—	0
Share options exercised	1,034	0	4	—	—	—	4	—	4

Balance at December 31, 2017	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325

The notes are an integral part of these condensed consolidated financial statements

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(11,274)	(8,835)	(43,524)	(39,119)
Adjustments for:
— Depreciation	258	267	1,065	1,245
— Share-based compensation	934	537	4,024	2,454
— Financial income and expenses	586	(1,438)	3,175	(470)
Changes in working capital	703	1,984	164	1,433

Cash used in operations	(8,793)	(7,485)	(35,096)	(34,457)

Corporate income tax paid	—	—	(2)	—
Interest received/(paid)	78	159	147	236

Net cash used in operating activities	(8,715)	(7,326)	(34,951)	(34,221)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(10)	(44)	(121)	(2,539)

Net cash used in investing activities	(10)	(44)	(121)	(2,539)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	16,923	—	25,685	—
Proceeds from exercise of share options	3	—	4	2
Proceeds from borrowings	100	177	301	370
Proceeds from convertible loans	500	—	650	—
Redemption of financial lease	—	—	—	(15)

Net cash generated by financing activities	17,526	177	26,640	357

Net increase/(decrease) in cash and cash equivalents	8,801	(7,193)	(8,432)	(36,403)
Currency effect cash and cash equivalents	(444)	1,472	(2,669)	738
Cash and cash equivalents, at beginning of the period	39,742	64,921	59,200	94,865

Cash and cash equivalents at the end of the period	48,099	59,200	48,099	59,200

The notes are an integral part of these condensed consolidated financial statements.

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